UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inpixon

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45790J503

(CUSIP Number)

Chris Wiegand

c/o Jibestream Inc.

455 Dovercourt Rd., Suite 101

Toronto, Ontario M6H 2W3

(647) 869-4778

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Chris Wiegand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,458,173 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,458,173 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,173 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.85% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 1,761,076 shares of common stock, par value $0.001 per share (the “Common Stock”), of Inpixon (the “Issuer”), of which 75,257 shares of Common Stock are subject to forfeiture, and (ii) 697,097 shares of Common Stock issuable upon the receipt of stockholder approval, as required by the Nasdaq Listing Rules.

(2)	The ownership percentage set forth in this Schedule 13D is calculated using a denominator of 50,640,397, which is the sum of (i) 49,943,300 shares of Common Stock outstanding as of September 13, 2019, as reported in the Current Report on Form 8-K filed by the Issuer on September 13, 2019, and (ii) 697,097 shares of Common Stock that the reporting person would receive in the event the Issuer obtains stockholder approval for such shares, as required by the Nasdaq Listing Rules.

Explanatory Note

This amendment to the statement on Schedule 13D is being filed by the reporting person and amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2019 (the “Initial Schedule 13D”), and relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Inpixon (the “Issuer”). The reporting person is filing this amendment to indicate that such reporting person has ceased to be the beneficial owner of 5% or more the Issuer’s Common Stock as a result of an increase in the Issuer’s outstanding Common Stock.

As previously reported on the Initial Schedule 13D, on August 15, 2019, the Issuer closed on that certain Share Purchase Agreement, dated as of July 9, 2019, as amended on August 8, 2019 (“Amendment No. 1”) and as further amended on August 15, 2019 (“Amendment No.2”) (as so amended, the “Purchase Agreement”), by and among the Issuer, Inpixon Canada Inc., a wholly owned subsidiary of the Issuer (the “Purchaser”), Jibestream (“Jibestream”), each of the persons set forth on Exhibit A of the Purchase Agreement (each, a “Vendor” and collectively, the “Vendors”) and the reporting person, as a Vendor and as the Vendors’ representative, pursuant to which the reporting person acquired shares of the Issuer’s Common Stock in connection with the acquisition by the Purchaser of 100% of the outstanding capital stock of Jibestream. This description of the Purchase Agreement is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the full texts of that certain Share Purchase Agreement, Amendment No. 1 and Amendment No. 2, which were filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to the Initial Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The reporting person is the record owner of an aggregate of 2,458,173 shares of Common Stock, which is comprised of (i) 1,761,076 shares of Common Stock issued in connection with the Transaction, and (ii) 697,097 shares of Common Stock issuable in connection with the Transaction, upon the receipt of the approval of the Issuer’s stockholders, representing approximately 4.85% of the shares of Common Stock outstanding as of September 13, 2019. The ownership percentage set forth in this Schedule 13D is calculated using a denominator of 50,640,397, the sum of (i) 49,943,300 shares of Common Stock outstanding as of September 13, 2019, as reported in the Current Report on Form 8-K filed by the Issuer on September 13, 2019, and (ii) 697,097 shares of Common Stock that the reporting person would receive in the event the Issuer obtains stockholder approval for such shares, as required by the Nasdaq Listing Rules.

The reporting person ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock on September 13, 2019.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheet.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheet.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheet.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheet.

(c)	No transactions have been effected since the filing of the Initial Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the reporting person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 4, 2019

/s/ Chris Wiegand
Chris Wiegand

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